Loeb & Loeb LLP 2206-19 Jardine House 1 Connaught Road Central Hong Kong SAR	Main +852-3923-1111 Fax +852-3923-1100

March 8, 2024

Via Edgar Transmission

Mr. Matthew Derby

Mr. Austin Pattan

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Real Messenger Corp. Amendment No. 5 to Registration Statement on Form F-4 Filed December 6, 2023 File No. 333-273102

Dear Mr. Derby and Mr. Pattan:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated December 14, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 5 to Registration Statement on Form F-4 (the “Form F-4”).

For the Staff’s convenience, each of the Staff’s comments has been stated below in its entirety, with the Company’s response set out immediately underneath each comment.

Amendment No. 5 to Registration Statement on Form F-4

Cover page

1. Please include “NTA requirement” as a defined term prior to its first use.

Response: The Company has amended cover page in response to the Staff’s comments.

Proposal 6:

The NTA Requirement Proposal, page 101

2. We note that your proposal would remove from NOVA’s current effective memorandum and articles of association the limitation that it shall not redeem Public Shares to the extent that such redemption would cause NOVA’s net tangible assets to be less than $5,000,001. However, it appears that Article X of the Agreement and Plan of Merger continues to require that the purchaser have net tangible assets of at least $5,000,001 at closing. Please revise to clarify whether you intend to seek a waiver of this provision. If true, expand your discussion to highlight that you will still be required to comply with the provision if not waived and identify any resulting risks of failure to obtain such waiver.

Response: The Company has amended page 101 in response to the Staff’s comments.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Partner

Direct Dial: +852.3923.1188

Email: lvenick@loeb.com